Mail Stop 4561
Via Fax (508) 323-1111

March 16, 2009

Jay Zagger
Executive Vice President and CFO
3Com Corporation
350 Campus Drive
Marlborough, MA 01752

      Re: **3Com Corporation**
              Form 10-K for the Fiscal Year Ended May 31, 2008
              Filed July 25, 2008
              Form 8-K filed on December 18, 2008
              File No. 000-12867

Dear Mr. Zagger:

      We have reviewed your response letter dated February 27, 2009 in connection with the above-referenced filings and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 29, 2009.

Form 10-K for the Fiscal Year Ended May 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 44

1.   We note your conclusion in response to prior comment 9 that additional disclosure regarding H3C's ability to make dividend and other payments to you was not required by Item 303(a)(1) of Regulation S-K. Please provide us with the analysis that supports your conclusion that additional disclosure in this section was not required. In your response, please address specifically whether the government restrictions described in the risk factor on page 22, in addition to the

covenant restrictions described on page 46, constitute known trends or uncertainties that are reasonably likely to affect your liquidity in any material way.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or me at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428 or Maryse Mills-Apenteng, Staff Attorney, at (202) 551-3457.

Sincerely,

Kathleen Collins
Accounting Branch Chief